

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

<u>Via E-mail</u>
John T. Hayes
Chief Financial Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, CT 06830

      Re: Urstadt Biddle Properties Inc.
                  Form 10-K for Fiscal Year Ended October 31, 2013
                  Filed January 13, 2014
                  File No. 001-12803

Dear Mr. Hayes:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kristina Aberg

                        Kristina Aberg
                        Attorney-Advisor